Exhibit 3.5

CERTIFICATE OF AMENDMENT TO

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF ACRIVON THERAPEUTICS, INC.

ACRIVON THERAPEUTICS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: The name of the corporation is Acrivon Therapeutics, Inc. (the “Corporation”).

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is March 13, 2018.

THIRD: The board of directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions approving a reverse stock split and amending the Corporation’s Second Amended and Restated Certificate of Incorporation by deleting the first paragraph of Article Fourth and replacing it with the following new paragraphs:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 40,013,683 shares of Common Stock, $0.001 par value per share (“Common Stock”) and (ii) 27,471,911 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).

Effective immediately upon this Certificate of Amendment becoming effective under the General Corporation Law of the State of Delaware, and without any further action by the holders of such shares, every 2.466 outstanding shares of the Corporation’s Common Stock shall be combined into one validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”).

No fractional shares of Common Stock shall be issued upon combination of the Common Stock in the Reverse Stock Split. All shares of Common Stock so combined that are held by a stockholder shall be aggregated subsequent to the foregoing Reverse Stock Split. If the Reverse Stock Split would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Corporation’s board of directors) on the date that the Reverse Stock Split is effective, rounded up to the nearest whole cent.

The par value of each share of Common Stock shall not be adjusted in connection with the Reverse Stock Split. All of the outstanding share amounts, amounts per share and per share numbers for the Common Stock and each series of Preferred Stock set forth in this Amended and Restated Certificate of Incorporation shall be appropriately adjusted to give effect to the Reverse Stock Split, as applicable.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.”

FOURTH: Thereafter, pursuant to a resolution of the Corporation’s board of directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, Acrivon Therapeutics, Inc. has caused this Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this 1st day of November, 2022.

ACRIVON THERAPEUTICS, INC.

By:	/s/ Peter Blume-Jensen
Peter Blume-Jensen Chief Executive Officer